UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the Month of December 2020

Commission File Number: 001-38303

WPP plc

(Translation of registrant’s name into English)

Sea Containers, 18 Upper Ground

London, United Kingdom SE1 9GL

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

On December 14, 2020, WPP plc (the “Company”), with the concurrence of Deloitte LLP, the Company’s independent registered public accounting firm responsible for auditing its financial statements, determined that the Company’s previously issued financial statements for the years ended December 31, 2019, 2018 and 2017, and for each of the interim half year periods ended June 30, 2020 and 2019 contain errors with respect to certain aspects of the application of IAS 32 Financial Instruments: Presentation and IAS 39 Financial Instruments: Recognition and measurement, resulting, respectively, in the incorrect presentation of the Company’s notional cash pooling arrangements on the balance sheet and the inappropriate deferral of foreign exchange movements in the Company’s translation reserve due to the inappropriate application of hedge accounting in respect of non-derivative financial instruments, and therefore should not be relied upon. The Company has determined that it is appropriate to restate the previously issued financial statements included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2019 and report on Form 6-K for the six months ended June 30, 2020.

As described below, correcting the presentation of the Company’s notional cash pooling arrangements will have no impact on the Company’s statements of income, comprehensive income, changes in equity or cash flows. In addition, correcting the presentation of the Company’s notional cash pooling arrangements will have no impact on net debt (a non-GAAP measure equal to the sum of bank overdraft, bonds and bank loans, less cash and short-term deposits), net assets or net current liabilities. Correcting the inappropriate deferral of the Company’s foreign exchange movements in the Company’s translation reserve will have no impact on net assets, operating profit, total comprehensive income/(loss) for the year or the Company’s statement of cash flows, although such correction will affect profit/(loss) for the year from continuing operations and reported earnings per share.

Notional Cash Pooling Arrangements

The Company operates several notional cash pools around the world with different banks. In the notional cash pooling arrangements, each subsidiary company within the cash pool has its own bank account, but each is part of a wider cash pooling agreement with the bank where the bank has a legal right of offset. The notional cash pools have entities with positive cash positions and other entities with overdrafts, and the Company manages these pooling arrangements on a net basis. For balance sheet presentation purposes, the Company has historically netted the cash and overdraft positions in each cash pool. This reduces the cash and overdraft position reflected on the Company’s balance sheet, while resulting in the same net cash position being reflected. This offset and the amount involved was previously disclosed in note 27 to the Company’s financial statements for the fiscal year ended December 31, 2019. However, the Company has since determined that it does not satisfy the conditions in IAS 32 Financial Instruments: Presentation that are necessary to present its cash and overdraft positions on a net basis in its balance sheets.

IAS 32 Financial Instruments: Presentation requires that a financial asset and a financial liability should be offset as a net amount in the statement of financial position when, and only when, both of the following conditions are satisfied:

a)	the entity currently has a legally enforceable right to set off the recognised amounts of the asset and liability; and

b)	the entity intends to settle on a net basis, or to realise the asset and settle the liability simultaneously.

The Company’s cash pooling agreements with each bank provide each bank with a legal right of offset. In March 2016, the IFRS Interpretations Committee issued a final agenda decision on IAS 32, Offsetting and cash-pooling arrangements. This clarified that “to the extent to which a Company did not expect to settle its subsidiaries’ period-end account balances on a net basis, it would not be appropriate to assert that it had the intention to settle the entire period-end balances on a net basis at the reporting date.” The Company did not settle its subsidiaries’ bank account balances on a net basis at the end of the financial reporting periods to be restated. As a result, the offsetting adjustments made on the balance sheet should not have been made, and the cash and overdrafts should have been disclosed on a gross basis to comply with the IFRS interpretation.

The adjustments to correct the notional cash pooling matters will be limited to balance sheet adjustments in both cash and short-term deposits and bank overdrafts, bonds and bank loans that result in an expected aggregate increase in both of £5.899 billion, £6.833 billion, £7.240 billion and £6.214 billion in the Company’s balance sheets as at June 30, 2020, December 31, 2019, June 30, 2019 and December 31, 2018, respectively.

During 2021, the Company intends to change its cash pooling arrangements such that certain cash and overdrafts will be settled or offset, mitigating the effect of the above adjustments in future periods.

Net Investment Hedging

As described in note 27 to the Company’s financial statements for the fiscal year ended December 31, 2019, the Company uses derivative financial instruments to reduce exposure to foreign exchange risk and interest rate movements. The Company has inappropriately applied net investment hedging against its foreign exchange exposure on certain non-derivative US dollar and Euro liabilities within sterling functional holding companies within the Company, where the hedge relationship was either an ineligible hedging relationship under IFRS or insufficiently documented. In certain instances, documentation of the hedge relationship from the date of designation was not available and therefore the hedge relationship could no longer be evidenced. In other cases, the Company had designated inter-company relationships that were directly linked to external bonds as the hedging instrument in a net investment hedge. IAS 39 Financial Instruments: Recognition and measurement requires that hedging instruments involve a party external to the Company. Therefore, inter-company relationships were ineligible to be designated as a hedging instrument under IFRS. As a result, certain exchange adjustments on foreign currency liabilities within the Company’s statement of comprehensive income should have been reported in the Company’s income statement, and the accumulated foreign exchange movements should have been accumulated in retained earnings and not the translation reserve.

The adjustments to correct the net investment hedging matters will result in reclassifying exchange adjustments on foreign currency net investments within the Company’s statement of comprehensive income to be reported together with revaluation of financial instruments on the face of the Company’s income statement as revaluation and retranslation of financial instruments and separately disclosed in the notes to the financial statements, and are expected to involve a £301.1 million loss and £8.9 million gain for the interim half year periods ended June 30, 2020 and 2019, respectively, and £245.7 million gain, £205.1 million loss and £194.6 million gain for the years ended December 31, 2019, 2018 and 2017, respectively. Appropriate corresponding adjustments to other reserves and retained earnings on the Company’s balance sheet and statement of changes in equity will be made, though there will be no impact on net assets.

* * * * *

The Company intends to present restated financial statements and other financial disclosures as promptly as practicable in an amended Annual Report on Form 20-F for the year ended December 31, 2019 and amended report on Form 6-K for the six months ended June 30, 2020. In addition, the Company is assessing its internal control over financial reporting and disclosure controls and procedures and expects that one or more material weaknesses will be reported with respect to the above-described matters.

Forward-Looking Statements

The foregoing discussion includes statements and information that constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 (the “Reform Act”). Forward-looking statements include all statements that are not historical facts and can be identified by terms such as “anticipates”, “believes”, “could”, “estimates”, “expects”, “intends”, “may”, “plans”, “potential”, “predicts”, “projects”, “should”, “will”, “would” or similar expressions. These forward-looking statements may include, among other things, statements regarding the Company’s expectations with respect to the nature and amount of any identified errors in its prior financial statements and the steps the Company intends to take in response thereto. As such, actual results or outcomes may differ materially from those discussed in the forward-looking statements. Important factors that may cause actual results to differ include but are not limited to discovery of information in addition to or different from the information on which such estimates and expectations are based. As a result of these matters, actual results may differ materially from those expressed or implied in the forward-looking statements made in the foregoing discussion. Factors that could affect the Company’s actual results include the timing of any restatement of the affected financial statements, the impact of such restatement on the financing agreements to which members of the WPP group are party and other material agreements, and the extent of any weaknesses in the Company’s internal control over financial reporting. In addition, you should consider the risks described in Item 3D, captioned “Risk Factors”, in the Company’s Form 20-F for the year ended 31 December 2019, which could also cause actual results to differ from forward-looking information. In light of these and other uncertainties, the forward-looking statements included in the oral or written public statements should not be regarded as a representation by the Company that the Company’s plans and objectives will be achieved. Accordingly, no assurance can be given that any particular expectation will be met and investors are cautioned not to place undue reliance on the forward-looking statements.

The Company undertakes no obligation to update or revise any such forward-looking statements, whether as a result of new information, future events or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WPP PLC
(Registrant)

Date: 14 December 2020.	By:	/s/ Balbir Kelly-Bisla
Balbir Kelly-Bisla
Company Secretary